# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Urban Outfitters, Inc., CIK 0000912615
CUSIP: 917047102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 5000 South Broad Street, Philadelphia, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001679099
Persons authorized to receive notices and communications: Michael Silbert, 5000 South Broad Street, Philadelphia, Pennsylvania (PA), 19112-1495, 0000000000

## Reporting persons
- David A. Hayne (CIK 0001679099): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 676,206; shared voting power 3,688,148; sole dispositive power 676,206; shared dispositive power 3,845,381; aggregate amount beneficially owned 4,521,587 (5.04% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Urban Outfitters, Inc.
Address of issuer's principal executive offices: 5000 South Broad Street, Philadelphia, Pennsylvania (PA), 19112
Comment: This Statement relates to the Common Shares, par value $ .0001 per share (the "Common Shares"), of Urban Outfitters, Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 5000 Broad Street, Philadelphia, PA 19112.

## Item 2. Identity and Background
Name of person filing: David A. Hayne
Residence or business address:
5000 South Broad Street,
Philadelphia, Pennsylvania 19112
Present principal occupation or employment: Mr. Hayne serves as Chief Technology Officer of the Company and President of the Nuuly Brand. He conducts his employment at the address above.
Criminal convictions in the last five years: Mr. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws.
Citizenship: Mr. Hayne is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Statement is being filed to reflect an increase in the Reporting Persons' ownership percentage which is due to a decrease in shares outstanding reported by the Issuer. Accordingly, no funds or other consideration were used.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Hayne is filing this Schedule 13D because his percentage beneficial ownership increased as a result of a decrease in the shares outstanding reported by the Issuer. Mr. Hayne did not acquire any additional shares. Mr. Hayne presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,521,587 Common Shares, representing 5.042% (based on 89,678,939 Common Shares outstanding on December 4, 2025, as provided by the issuer)
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: 676,206

(ii) shared power to vote or to direct the vote: 3,688,148

(iii) sole power to dispose or to direct the disposition of: 676,206

(iv) shared power to dispose or to direct the disposition of: 3,845,381

Mr. Hayne shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in b(ii) and (iv) above with Margaret A. Hayne, whose principal occupation is Co-President and Chief Creative Officer of the Company, and whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. Margaret A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Margaret A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or findings any violation with respect to such laws. Margaret A. Hayne is a citizen of the United States of America.

Mr. Hayne shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in b(ii) and (iv) with Harry S. Cherken, Jr., whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. Harry S. Cherken, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Harry S. Cherken, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. Harry S. Cherken, Jr. is a citizen of the United States of America.
Transactions in the class effected during the past sixty days: No transactions were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: 3,845,381 Common Shares being reported as beneficially owned by Mr. Hayne are held in three trusts, of which members of Mr. Hayne's immediate family are among the beneficiaries. None of such trusts holds more than five percent of the issuer's Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Hayne and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions, of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- David A. Hayne: /s/David Hayne, David Hayne (02/18/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.